Exhibit I
CRUDE CARRIERS CORP. TO PRESENT AT THE RS PLATOU 2ND ANNUAL OFFSHORE & SHIPPING
CONFERENCE
ATHENS, Greece, October 4, 2010 — Crude Carriers Corp. (NYSE: CRU), a tanker company focusing on the maritime transportation of crude oil cargoes, announced today that Mr. Jerry Kalogiratos, the Company’s Chief Financial Officer, will present at the RS Platou 2nd Annual Offshore & Shipping Conference on Friday, October 8, 2010, in Singapore.
About Crude Carriers Corp.
Crude Carriers Corp. (NYSE: CRU) is a Marshall Islands corporation focusing on the maritime transportation of crude oil cargoes. The company owns a modern, high specification fleet of crude oil tankers, which is currently comprised of two VLCC (Very Large Crude Carrier) and three Suezmax tankers. The company’s fleet is employed in the crude oil spot tanker market. Crude Carriers Corp. common shares trade on The New York Stock Exchange under the symbol “CRU”.
For further information please contact:
Company contacts:
Ioannis Lazaridis, President
Tel: +30 (210) 4584 950
E-mail: i.lazaridis@crudecarrierscorp.com
Jerry Kalogiratos, CFO
Tel: +30 (210) 4584 950
E-mail: j.kalogiratos@crudecarrierscorp.com
Investor Relations / Media:
Nicolas Bornozis, President
Matthew Abenante
Capital Link, Inc.
230 Park Avenue — Suite 1536
New York, NY 10160, USA
Tel: (212) 661-7566
Fax: (212) 661-7526
E-mail: crudecarriers@capitallink.com
www.capitallink.com